UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2004

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: Marcos Grodetsky Title: Investor Relations Officer

Rio de Janeiro, Brazil – March 10, 2005 – TELE NORTE LESTE PARTICIPAÇÕES S.A. (NYSE: TNE), the holding company of telecommunication services providers in Brazil, announced today in Brazil that it received a notice from International Equity Investments, Inc. (IEII), informing the Company that:

•  IEEI, as the sole shareholder of CVC/Opportunity Equity Partners L.P. (the "CVC Fund"), announced the removal of CVC/Opportunity Equity Partners, LTD from the management of the CVC Fund, having designated, as a successor, Citigroup Venture Capital International Brazil, LLC ("CVC International Brazil"). The CVC Fund participates indirectly in the control group of the Company through Telemar Participaçõe S.A., the Company's controlling shareholder.

•  CVC International Brazil entered into Shareholders' Agreements with [each of] Investidores Internacionais Fundo de Investimento em Ações, Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Fundação dos Economiários Federais – Funcef and Petros – Fundação Petrobras de Seguridade Social, with regard to the interests of the CVC Fund.

•  The Shareholders' Agreements have their full force and effect conditioned to the occurrence of certain events, including the conclusion of all formalities with regard to the designation of CVC International Brazil as the new manager of the CVC Fund. The execution of the Shareholders' Agreements does note imply any change in the capital share control of any of the companies referred above.

For more information, please contact:

TNE – INVESTOR RELATIONS Roberto Terziani (invest@telemar.com.br) 55 21 3131 1208 Carlos Lacerda (carlosl@telemar.com.br) 55 21 3131 1314 Fax: 55 21 3131 1155	THE GLOBAL CONSULTING GROUP Kevin Kirkeby (kkirkeby@hfgcg.com) Clara Perez (cperez@hfgcg.com) Tel: 1-646-284-9400; Fax: 1-646-284-9494